UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            US GLOBAL NANOSPACE, INC.
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                                (Name of Issuer)

                                  Common Stock
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                              (Title of Securities)


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                                 (CUSIP Number)

                              Kevin Friedmann, Esq.
                              Richardson & Patel LLP
                              10900 Wilshire Boulevard, Suite 500
                              Los Angeles, CA 90024
                              (310)-208-1182
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 8, 2005
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91729J107
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1.    Names of Reporting Persons
      IRS Identification Nos. of Above Persons (Entities Only)
      John Robinson

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |_|

      (b) |_|

3.    SEC Use Only

4.    Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power: 59,596,277

8.    Shared Voting Power: Not Applicable

9.    Sole Dispositive Power: 59,596,277

10.   Shared Dispositive Power: Not Applicable

11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 59,596,277

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

13.   Percent of Class Represented by Amount in Row (11) 41.01%

14.   Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

            Common stock, $0.001 par value, of US Global Nanospace, Inc. (the "Issuer"). The Issuer's address is 2533 N. Carson St., #5107, Carson City, NV 89706.

Item 2. Identity and Background

            (a) This statement is filed by John Robinson (the "Reporting
Person").

            (b) The Reporting Person's business address is 2533 N. Carson St., #5107, Carson City, NV 89706.

            (c) The Reporting Person presently engages in consulting work in the defense industry.

            (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

            (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

            This report concerns the issuance of a total of 73,820 shares of the Issuer's common stock that were issued to the Reporting Person in exchange for a continuing loan guaranty made on behalf of the Issuer.

Item 4. Purpose of Transaction

            The purpose of this transaction was to compensate the Reporting Person for the risk associated with the continuing loan guaranty.

            As of the date of this report, the Reporting Person does not have any plan or proposal

      (i) to acquire additional securities of the Issuer or to dispose of securities of the Issuer, although he may do either of these in the future;

      (ii) that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

      (iii) that would result in the sale or transfer of a material amount of assets of the Issuer;

      (iv) to change the composition of the Issuer's board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (v) that would result in any material change in the present capitalization or dividend policy of the Issuer;

      (vi) that would result in any other material change in the Issuer's business or corporate structure;

      (vii) that would result in any change in the Issuer's charter, bylaws or instruments corresponding thereto in order to impede the acquisition of control of the Issuer;

      (viii) that would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (ix) that would cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (x) that would result in any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

            The Reporting Person beneficially owns a total of 59,596,277 shares, or approximately 41.01%, of the Issuer's common stock. The Reporting Person has the sole power to vote and to dispose of the shares he beneficially owns. During the past 60 days, the Reporting Person received 4,009,660 shares of the Issuer's common stock on November 7, 2005 and 2,414,622 shares of the Issuer's common stock on November 8, 2005. The shares were issued to two entities, USDR Aerospace, Ltd. and USDR, Inc., respectively, both of which are controlled by the Reporting Person. The shares issued to USDR Aerospace, Ltd. were issued in exchange for employee and product development services. The shares issued to USDR, Inc. were issued in exchange for a loan made to the Issuer. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Not applicable.

Item 7. Material to Be Filed as Exhibits

            Exhibit A     Letter Agreement

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2005


                                            /s/ John Robinson
                                            ----------------------
                                            John Robinson

                                                                       Exhibit A

                            US GLOBAL NANOSPACE, INC.

                                December 8, 2005

Via Email
John Robinson

      Re:   Consideration for Continuing Loan Guaranty

Dear John:

      This letter confirms our agreement to provide you with certain consideration for your continuing guaranty of our revolving line of credit with Western Security Bank (the "Loan"). Specifically, US Global Nanospace, Inc. agrees to issue to you, on a monthly basis for thirty consecutive calendar months from the date of this letter, with the first issuance to occur as of the date hereof, $5,831.77 payable in restricted common stock of the Corporation (the "Monthly Issuance"). The shares of common stock issued to you pursuant to this letter shall be valued at the closing price of the common stock on the last trading day of the calendar month for which the shares are being issued. For example, if the shares are due on December 16 for the calendar month from November 15-December 15, the shares shall be valued at the closing price on December 15. The Monthly Issuance amount shall not change until or unless the Company pre-pays any outstanding Loan amount, in which case our Board of Directors shall have the right to adjust downward the Monthly Issuance in accordance with the methodology set forth in the Management Compensation Analysis, dated November 10, 2005, prepared by Gemini Partners, Inc. In the event you and our Board of Directors disagree as to the proposed adjusted Monthly Amount, you and our Board of Directors shall mutually appoint an independent advisory firm, at the Company's sole expense, to make a final and binding determination of the adjusted Monthly Amount. We will follow the procedure set forth in this letter each time we pre-pay the Loan.

      If the foregoing correctly states our agreement on this matter, please countersign below where indicated and return your signature to the undersigned. Thank you.

                      Kind Regards,

                      US Global Nanospace, Inc.


                      By:/s/ Carl Gruenler
                      Carl Gruenler, CEO

ACKNOWLEDGED AND AGREED:

By: /s/ John Robinson
John Robinson, an individual